FILE NO. 1-3431 REGULATION BW RULE 3

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

With respect to one or more proposed issues

of debt securities of the Bank

Filed pursuant to Rule 3 of Regulation BW

Dated:  October 20, 2015

The following information is being filed pursuant to Rule 3 of Regulation BW with respect to one or more proposed issues of debt securities of the International Bank for Reconstruction and Development. As authorized by Rule 4 of Regulation BW, certain information is to be provided in the form of an Investor Notes Prospectus Supplement, attached as Exhibit A. Certain information specified in Schedule A to Regulation BW is not available at the date of this Report.

Items 1-6. Not yet known. This information will be included in the prospectus for a particular issue.

Item 7.	Exhibit

	Exhibit A:	Investor Notes Prospectus Supplement dated October 16, 2015.

Investor Notes Prospectus Supplement dated October 16, 2015

(To Prospectus dated May 28, 2008)

INTERNATIONAL BANK FOR

RECONSTRUCTION AND DEVELOPMENT

INVESTOR NOTES

This Investor Notes Prospectus Supplement (this “Supplement”) relates to Investor Notes (“Investor Notes”) of International Bank for Reconstruction and Development (“IBRD”). You should read it together with the Prospectus, dated May 28, 2008 (the “Prospectus”), relating to the Global Debt Issuance Facility of IBRD and the applicable Final Terms for the Investor Notes.

Investing in the Investor Notes involves risks. See “Risk Factors” beginning on page S-4 of this Supplement and “Risk Factors” beginning on page 14 of the accompanying Prospectus.

IBRD will specify the terms of each Investor Note in the applicable Final Terms.

This Supplement highlights information contained elsewhere in the Prospectus and the applicable Final Terms for the Investor Notes. It does not contain all of the information you should consider before investing in the Investor Notes. You should also read the more detailed information in the Prospectus and the applicable Final Terms.

THE INVESTOR NOTES ARE NOT REQUIRED TO BE REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. ACCORDINGLY, NO REGISTRATION STATEMENT HAS BEEN FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”).

Neither the SEC nor any state securities commission has approved or disapproved of the Investor Notes or passed upon the adequacy or accuracy of this Supplement or the accompanying Prospectus. Any representation to the contrary is a criminal offense.

Incapital LLC

ABOUT THIS SUPPLEMENT

This Supplement provides certain details regarding the issuance of Investor Notes by IBRD under its Global Debt Issuance Facility (the “Facility”).

This Supplement supplements and incorporates by reference the Prospectus and all documents incorporated by reference therein, and should be read in conjunction with the Prospectus and such incorporated documents. Unless otherwise defined in this Supplement, terms used herein have the same meaning as in the Prospectus.

For further information and to find out how you can obtain copies of the documents incorporated by reference in the Prospectus, please read the section entitled “Availability of Information and Incorporation by Reference” beginning on page 4 of the Prospectus. This Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Investor Notes or the distribution of this Supplement in any jurisdiction where such action is required.

THE INVESTOR NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED. THE DISTRIBUTION OF THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS AND THE OFFERING OR SALE OF THE INVESTOR NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS SUPPLEMENT AND THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS COMES ARE REQUIRED BY IBRD AND INCAPITAL LLC TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTIONS. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF INVESTOR NOTES AND ON DISTRIBUTION OF THIS SUPPLEMENT, THE PROSPECTUS AND ANY APPLICABLE FINAL TERMS, SEE “PLAN OF DISTRIBUTION” IN THE PROSPECTUS.

THE INVESTOR NOTES ARE NOT OBLIGATIONS OF ANY GOVERNMENT.

AN INVESTMENT IN THE INVESTOR NOTES ENTAILS CERTAIN RISKS. INVESTORS SHOULD HAVE SUFFICIENT KNOWLEDGE AND EXPERIENCE IN FINANCIAL AND BUSINESS MATTERS TO EVALUATE THE MERITS AND RISKS OF INVESTING IN INVESTOR NOTES, AS WELL AS ACCESS TO, AND KNOWLEDGE OF, APPROPRIATE ANALYTICAL TOOLS TO EVALUATE SUCH MERITS AND RISKS IN THE CONTEXT OF THEIR FINANCIAL SITUATION. PROSPECTIVE INVESTORS SHOULD CAREFULLY REVIEW THE INFORMATION SET FORTH AND INCORPORATED HEREIN, INCLUDING WITHOUT LIMITATION, THE INFORMATION SET FORTH UNDER THE CAPTIONS “RISK FACTORS” BEGINNING ON PAGE S-4 OF THIS SUPPLEMENT AND PAGE 14 OF THE ACCOMPANYING PROSPECTUS.

IBRD is subject to certain information requirements of Regulation BW, promulgated by the U.S. Securities and Exchange Commission (“SEC”) under Section 15(a) of the Bretton Woods Agreements Act, and in accordance therewith files its regular unaudited quarterly and audited annual financial statements, its annual report and other information with the SEC. You may get these documents and other documents IBRD has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the Prospectus and this Supplement through the links below:

•	Prospectus dated May 28, 2008 (http://treasury.worldbank.org/cmd/pdf/GDIFprospectus2008.pdf)

•	Investor Notes Prospectus Supplement dated October 16, 2015

(http://treasury.worldbank.org/WorldBankInvestorNotes.pdf)

The links to IBRD’s website are provided only for the purpose of accessing these documents. IBRD’s website is NOT incorporated by reference.

Alternatively, to obtain copies of the Prospectus, this Supplement and any applicable Final Terms, contact your financial professional or access them on Incapital LLC’s website through the following link: http://www.incapital.com/Products_and_Offerings/SSA/Issuers.aspx.

SUMMARY

How does IBRD’s Investor Notes issuance program work?

Investor Notes are among the many kinds of debt securities that IBRD issues pursuant to its Global Debt Issuance Facility.

IBRD expects to offer issues of Investor Notes in the United States on a weekly basis. The process and timetable for the offer, issuance and sale of any Investor Notes is expected to be as follows (subject to such revisions or modifications to which IBRD and Incapital LLC may agree with respect to any particular series of Investor Notes):

●	On the first New York Business Day (defined below) of a given week (the “Launch Date”), Incapital LLC may initiate marketing efforts with regard to identifying potential investors and seeking indications of interest for Investor Notes with terms contemplated by this Supplement and within the framework communicated to Incapital LLC by IBRD on or before the Launch Date. A preliminary form of Final Terms applicable to the particular Investor Notes will be utilized in such marketing.

●	On the first New York Business Day of the next succeeding week (the “Trade Date”), based on the indications of investor interest received by Incapital LLC, IBRD and Incapital LLC may (but are not required to) confirm the applicable pricing terms of an issuance and sale of such Investor Notes. If the pricing terms of such Investor Notes are confirmed by IBRD and Incapital LLC, then IBRD will agree to issue and sell, and Incapital LLC will agree to purchase (subject to certain conditions), such Investor Notes on the date that is the fourth New York and London Business Day following the Trade Date.

●	Not later than the first New York Business Day following the Trade Date, Incapital LLC will prepare and IBRD will execute the Final Terms with respect to such Investor Notes, dated as of the Trade Date.

As used herein, a “New York Business Day” is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City generally are authorized or obligated by law, regulation or executive order to close.

As used herein, a “New York and London Business Day” is a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close.

Each issue of Investor Notes will have different interest rates, interest payment dates and maturity dates. Some Investor Notes may include provisions for early redemption. Investor Notes will be offered in three basic formats:

●	“Fixed Rate Investor Notes” bear interest at one specified fixed rate until maturity.

●	“Step-Up Fixed Rate Investor Notes” bear interest at specified fixed rates for specified periods, where the initial specified rate increases on one or more specified dates.

●	“Floating Rate Investor Notes” bear interest at a variable rate determined by reference to an interest rate index or benchmark, plus or minus a stated margin, if any.

See the Prospectus for details on interest calculation provisions in respect of the Investor Notes.

IBRD is offering Investor Notes to Incapital LLC as principal. Incapital LLC intends to resell the Investor Notes it has purchased from IBRD as principal primarily to members of a selling group or to other broker-dealers, but may also resell the Investor Notes directly to investors. Investor Notes purchased from Incapital LLC by a selling group or other broker-dealers may be resold to investors.

What are some of the features common to all Investor Notes?

All Investor Notes will be denominated in U.S. dollars. Investor Notes will usually be issued in minimum denominations of U.S.$1,000 and additional increments of U.S.$1,000 (unless we specify other denominations in the applicable Final Terms).

If a scheduled payment date in respect of the Investor Notes is not a New York and London Business Day, IBRD will make the payment on the next following New York and London Business Day. In that case, you will receive no interest on the delayed payment for the period from and after the scheduled payment date to the actual date of payment.

Are Investor Notes redeemable at IBRD’s option or at the option of Holders?

If the Final Terms for a particular issue of Investor Notes specifies that they have a “Call Option”, then those Investor Notes will be redeemable, in whole only, at the option of IBRD prior to maturity. Holders will receive accrued and unpaid interest on the nominal amount redeemed to the date fixed for redemption. If IBRD elects to redeem Investor Notes having a Call Option, IBRD will give notice to the Global Agent of such election not less than 5 New York and London Business Days prior to the date of redemption.

In addition, the Final Terms for a particular issue of Investor Notes may specify that the Investor Notes contain a provision permitting the optional repayment of those Investor Notes prior to maturity at the request of the authorized representative of the beneficial owner of the Investor Notes, following the death of the beneficial owner of the Investor Notes. This provision is referred to as a “Survivor’s Option.” Your Investor Notes will not be entitled to a Survivor’s Option unless the applicable Final Terms states that they are. The Survivor’s Option may not be exercised until at least twelve months following the issue date of the applicable Investor Note, and, after such date, the Survivor’s Option may only be exercised on behalf of a person who, at the date of his or her death, has beneficially owned such Investor Notes for at least six months. In addition, the right to exercise the Survivor’s Option is subject to limits set by IBRD on (1) the permitted dollar amount of exercises on behalf of all deceased beneficial owners of Investor Notes in any calendar year, and (2) the permitted dollar amount of exercises on behalf of an individual deceased beneficial owner of an Investor Note in any calendar year. Additional details on the Survivor’s Option are found in this Supplement under the heading, “Survivor’s Option”, and the forms to be used to exercise the Survivor’s Option are attached as Annex A to this Supplement.

Unless a particular issue of Investor Notes contains the Survivor’s Option, the Investor Notes will not be redeemable at the option of Holders of the Investor Notes.

Can a transfer of Investor Notes with a Survivor’s Option affect the ability to exercise the Survivor’s Option?

The Survivor’s Option is a limited right, and certain common transfers of Investor Notes for estate planning or financial planning purposes may effectively eliminate a Survivor Representative’s (as defined below) ability to exercise the Survivor’s Option that may be present in an issue of Investor Notes. The Survivor’s Option can only be exercised upon the death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of the Investor Notes. Certain common transfers of Investor Notes for estate planning or financial planning purposes (e.g., transfers to irrevocable trusts, limited partnerships, special purpose entities, etc.) may result in the transfer of substantially all of the beneficial interests of ownership of the Investor Notes to another legal entity, such that the death of the purchaser of the Investor Notes does not trigger the Survivor’s Option because the purchaser no longer retained substantially all of the beneficial interests of ownership of the Investor Notes at the time of his or her death. Investors should consult with their financial or legal advisor or other estate planning professional before making a transfer of any beneficial interests of ownership of the Investor Notes.

What investment risks are involved?

You should consult the information set forth under the captions “Risk Factors” beginning on page S-4 of this Supplement and page 14 of the accompanying Prospectus for a description of the risk factors involved in purchasing Investor Notes.

What are Investor Notes rated?

The Facility (under which the Investor Notes are issued) has been rated AAA by Standard & Poor’s Ratings Services, a division of The McGraw Hill Companies, Inc (“S&P”) and Aaa by Moody’s Investors Service, Inc (“Moody’s”). As defined by S&P, an “AAA” rating means that the ability of IBRD to meet its financial commitment on its obligations is extremely strong. As defined by Moody’s, an “Aaa” rating means that IBRD’s ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency.

Who are the holders of record for Investor Notes?

IBRD will register a Global Registered Certificate representing each issue of Investor Notes in the name of Cede & Co. or another nominee of The Depository Trust Company (“DTC”). Accordingly, Cede & Co. will be the “Holder” of such Investor Notes. Beneficial interests in a Global Registered Certificate will be represented, and transfers thereof will be effected, only through book-entry accounts of financial institutions acting on behalf of the beneficial owners of that Global Registered Certificate, as a direct or indirect participant in the clearing system for that Global Registered Certificate. IBRD and the Global Agent may treat the Holder as the absolute owner of Investor Notes represented by a Global Registered Certificate for the purpose of making payments and for all other purposes. Owners of beneficial interests in a Global Registered Certificate are not the owners or Holders of that Global Registered Certificate and, except under limited circumstances, are not entitled to have Investor Notes registered in their names or to receive definitive Investor Notes. Accordingly, any beneficial owner must rely on the procedures of the participant through which the beneficial owner owns its interest, to exercise any rights of a Holder of the Global Registered Certificate. See “Form of Notes and Summary of Provisions Relating to the Notes While in Global Form” in the Prospectus.

What are the clearance and settlement procedures for Investor Notes?

The Investor Notes will clear and settle through the system operated by DTC. DTC holds securities for DTC participants and facilitates the clearance and settlement of transactions between DTC participants through electronic book-entry changes in accounts of DTC participants.

RISK FACTORS

An investment in the Investor Notes is subject to the risks described below, as well as the risks described under “Risk Factors” in the accompanying Prospectus. You should carefully consider whether the Investor Notes are suited to your particular circumstances. Accordingly, prospective investors should consult their financial and legal advisers as to the risks entailed by an investment in the Investor Notes and the suitability of the Investor Notes in light of their particular circumstances.

Many factors affect the market value of the Investor Notes

The market value of the Investor Notes will be affected by factors that interrelate in complex ways. It is important for you to understand that the effect of one factor may offset the increase in the market value of the Investor Notes caused by another factor and that the effect of one factor may compound the decrease in the market value of the Investor Notes caused by another factor. For example, a change that adversely affects global securities markets may offset some or all of any increase in the market value of the Investor Notes attributable to another factor, such as a drop in interest rates. IBRD expects that the market value of the Investor Notes will depend substantially on interest rates, time remaining to maturity, IBRD’s creditworthiness (as represented by its credit ratings (including actual or anticipated downgrades) or as otherwise perceived in the market) and a variety of economic, financial, political, regulatory or judicial events. If you choose to sell your Investor Notes at a time when one or more of these factors are adversely affecting the market value of your Investor Notes, you may receive less for your Investor Notes than you would have received if you held your Investor Notes until maturity or until IBRD optionally redeemed them, as the case may be.

You may incur a loss if you sell your Investor Notes prior to maturity or redemption

You will receive a payment equal to the nominal amount of your Investor Notes plus any accrued and unpaid interest only at the maturity of the Investor Notes, or on the date of redemption in the event IBRD exercises its option (if any) to redeem your Investor Notes. If you sell your Investor Notes in the secondary market before maturity or before IBRD exercises its option (if any) to redeem your Investor Notes, however, you will receive only the then-current market value of the Investor Notes for the portion of your Investor Notes sold, and if the market value of your Investor Notes is less than the nominal amount of your Investor Notes, you may incur a loss.

Floating Rate Investor Notes are subject to changes in interest rates which may result in the reduction of the interest payable on such notes

An investment in Floating Rate Investor Notes, in which the interest payable is determined by reference to an interest rate index or benchmark, may entail significant risks not associated with similar investments in a conventional debt security, including the risk that your yield will be less than the interest payable on a conventional fixed rate debt security issued by IBRD at the same time. If your Floating Rate Investor Notes are subject to an interest rate cap, you will not benefit from any increase in the interest rate index or benchmark that would cause the interest rate payable on such Investor Notes to exceed such cap. The secondary market for Floating Rate Investor Notes will be affected by a number of factors independent of the creditworthiness of IBRD and the value of the applicable interest rate index or benchmark, including the volatility of such interest rate index or benchmark, the method of calculating the index or benchmark, the time remaining to the maturity of the Investor Notes, the outstanding nominal amount of the Investor Notes and market interest rates. It is impossible to predict whether the value of an interest rate index or benchmark will increase or decrease. The historical performance of any applicable interest rate index or benchmark should not be taken as an indication of the future performance of such index or benchmark during the term of any Floating Rate Investor Note.

Investor Notes subject to a Call Option may be redeemed by IBRD when only lower yielding investments are available

An optional redemption feature in respect of Investor Notes is likely to affect the market value of such Investor Notes. During any period in which such Investor Notes are subject to redemption at the option of IBRD (i.e., a Call Option), their market value generally will not rise substantially above the redemption price because of the increased likelihood of redemption by IBRD, and this also may be true prior to any such period. IBRD may be expected to redeem such Investor Notes in circumstances where IBRD’s cost of borrowing is lower than the interest rate on such Investor Notes. At such times, you generally would not be able to reinvest your redemption proceeds at an effective interest rate which is as high as the interest rate on such Investor Notes, and such reinvestment might only be at a significantly lower rate. You should consider the related reinvestment risk in light of other investments that may be available to you.

Investor Notes having the Survivor’s Option will be subject to various limitations on the exercise of the Survivor’s Option.

If your Investor Notes include a Survivor’s Option, IBRD will have a discretionary right to limit the aggregate nominal amount of Investor Notes subject to that Survivor’s Option that may be exercised in any calendar year. IBRD also will have the discretionary right to limit the aggregate nominal amount of Investor Notes subject to the Survivor’s Option that may be exercised in any calendar year on behalf of any individual deceased beneficial owner of Notes. Accordingly, IBRD cannot assure you that exercise of a Survivor’s Option for the desired amount will be permitted in any single calendar year. Furthermore, a Survivor’s Option may not be exercised until at least twelve months following the issue date of the applicable Investor Note, and, after such date, a Survivor’s Option may only be exercised on behalf of a person who, at the date of his or her death, has beneficially owned such Investor Notes for at least six months.

Potential conflicts of interest exist with respect to the Investor Notes

Incapital LLC and affiliates of Incapital LLC may play a variety of roles in connection with the issuance of the Investor Notes, including hedging IBRD’s obligations under the Investor Notes. In performing these activities, the economic interests of Incapital LLC and its affiliates are potentially adverse to your interests as an investor in the Investor Notes.

Certain built-in costs are likely to adversely affect the value of the Investor Notes prior to maturity

Although you will not receive less than the nominal amount of the Investor Notes if you hold the Investor Notes to maturity, the price to the public of the Investor Notes includes commissions paid with respect to the Investor Notes and the projected profits included in the cost of hedging IBRD’s obligations under the Investor Notes. Secondary market prices for the Investor Notes are not likely to reflect either of these amounts, and will therefore be correspondingly lower. Further, as a result of dealer discounts, mark-ups or other transaction costs, any of which may be significant, the price to the public may differ from values determined by pricing models used by IBRD’s hedging counterparty or other potential purchasers of the Investor Notes in secondary market transactions. As a result, assuming no change in market conditions or any other relevant factor, the price, if any, at which Incapital LLC and other affiliates of Incapital LLC will be willing to purchase Investor Notes from you in secondary market transactions will likely be lower, and could be substantially lower, than the price to the public, and any sale prior to their maturity date could result in a substantial loss to you.

There may not be an active trading market for the Investor Notes

The Investor Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a liquid trading market will develop for the Investor Notes. The development of a trading market for the Investor Notes will depend on IBRD’s financial performance and other factors such as interest rates. Even if a secondary market for the Investor Notes develops, it may not provide significant liquidity and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices for the Investor Notes in any secondary market could be substantial. If you sell your Investor Notes before maturity, you may have to do so at a discount from the initial public offering price, and, as a result, you may suffer substantial losses.

Incapital LLC currently intends to make a market for the Investor Notes, although it is not required to do so and may stop any such market-making activities at any time. As market makers, trading of the Investor Notes may cause Incapital LLC to have long or short positions in the Investor Notes. The supply and demand for the Investor Notes, including inventory positions of market makers, may affect the secondary market for the Investor Notes.

The Investor Notes will be subject to the credit risk of the Issuer

The Investor Notes are IBRD’s unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Investor Notes depends on IBRD’s ability to satisfy its obligations as they come due. As a result, IBRD’s actual and perceived creditworthiness may affect the market value of the Investor Notes and, in the event IBRD were to default on its obligations, you may not receive amounts owed to you under the terms of the Investor Notes.

Changes in creditworthiness of IBRD’s borrowers may affect IBRD’s financial condition

IBRD makes loans directly to, or guaranteed by, its member countries. Changes in the macroeconomic environment and financial markets in these member countries may affect those countries’ creditworthiness and repayments made to IBRD. If these loans are not repaid for any reason, IBRD’s ability to repay the Investor Notes may be adversely affected.

SURVIVOR’S OPTION

A Final Terms relating to an issue of Investor Notes may provide that, subject to certain procedures and restrictions, the Survivor Representative of a beneficial holder (as defined below) may request that IBRD repurchase the Investor Notes from the estate of the beneficial holder. A “Survivor Representative” is a person with the authority under applicable law to act on behalf of a deceased beneficial holder of Investor Notes. Such person will typically be the personal representative, executor, or surviving joint tenant of the deceased beneficial owner.

In the event that IBRD repurchases Investor Notes at the request of a Survivor Representative, the repurchase price will be equal to 100% of the nominal amount of the beneficial ownership interest of the beneficial holder, plus any accrued interest from and including the date of the last interest payment on the Investor Notes, to but excluding the date of the repurchase, subject to certain limitations and caps as described below. This limited right of a Survivor Representative to request that IBRD repurchase the Investor Notes of a beneficial owner is called the “Survivor’s Option.”

Limitations

Any repurchase of Investor Notes at the request of the Survivor Representative will be subject to the following limitations:

●	the Survivor’s Option may not be exercised until at least twelve months following the issue date of the applicable Investor Notes and, after such date, the Survivor’s Option may only be exercised on behalf of a person who, at the date of his or her death, has beneficially owned such Investor Notes for at least six months.

●	in any calendar year, IBRD may limit the aggregate nominal amount of Investor Notes it repurchases to the greater of (a) 1% of the outstanding aggregate nominal amount of Investor Notes as of December 31 of the previous year or (b) U.S.$1,000,000. This limitation is referred to as the “Annual Aggregate Survivor’s Option Limitation.”

Example. In a given year, assume that the aggregate amount of Investor Notes outstanding as of December 31 of the previous year is U.S.$50,000,000, and IBRD has already repurchased U.S.$1,000,000 in aggregate nominal amount of Investor Notes from the estates of other deceased beneficial holders. In that circumstance, IBRD may properly refuse any requests from a Survivor Representative to repurchase any additional amounts of Investor Notes for the remainder of the calendar year, notwithstanding the fact that the estate of the deceased beneficial holder requesting the repurchase has not had any Investor Notes repurchased from IBRD in that calendar year.

●	in any calendar year, IBRD may limit the aggregate nominal amount of the Investor Notes it repurchases that are attributable to a deceased beneficial holder to U.S.$250,000. This limitation is referred to as the “Individual Survivor’s Option Limitation.”

Example. A Survivor Representative contacts IBRD or the Global Agent requesting that IBRD repurchase the Investor Notes of a beneficial holder, and the beneficial holder owned three different issues of Investor Notes, each with an aggregate nominal amount of U.S.$500,000. Of the U.S.$1,500,000 in aggregate nominal amount of Investor Notes owned by the beneficial holder, IBRD may, subject to any other applicable limitations, repurchase up to U.S.$250,000 in aggregate nominal amount of the Investor Notes requested by the Survivor Representative for the current calendar year.

IBRD will not complete a repurchase of Investor Notes pursuant to the exercise of the Survivor’s Option if a Survivor Representative is requesting the repurchase of less than U.S.$1,000 in aggregate nominal amount of Investor Notes (or such other minimum denomination specified in the applicable Final Terms), and IBRD will limit any repurchase of Investor Notes pursuant to the exercise of the Survivor’s Option so that, after the completion of the repurchase, the remaining outstanding aggregate nominal amount of an issue of Investor Notes, to the extent there will be any remaining nominal amount outstanding after completion of the repurchase, is at least U.S.$1,000 (or such other specified minimum denomination).

As discussed in greater detail below, IBRD will not repurchase Investor Notes pursuant to the exercise of the Survivor’s Option if the deceased person no longer held substantially all of the beneficial interests of ownership of the Investor Notes. Certain common transfers of assets as part of estate planning or other financial management strategies can result in a transfer of substantially all of the beneficial interests of ownership of the Investor Notes to another legal entity, which may result in the death of a person who purchased the Investor Notes no longer triggering the Survivor’s Option. Investors should consult with their financial or legal advisors or other estate planning professionals prior to any transfers of the beneficial interests of ownership of the Investor Notes.

Timing

Requests by a Survivor Representative for the repurchase of Investor Notes will be reviewed promptly in the order such requests are received. Any repurchase request that would trigger the Annual Aggregate Survivor’s Option Limitation or the Individual Survivor’s Option Limitation will not be accepted; provided, however, that in the event the aggregate nominal amount of an issue of Investor Notes repurchased by IBRD pursuant to the Survivor’s Option has not exceeded the Annual Aggregate Survivor’s Option Limitation during a calendar year, requests for repurchase that were refused during that calendar year because of the Individual Survivor’s Option Limitation may be accepted by IBRD in the order such repurchase requests were received, subject to the Annual Aggregate Survivor’s Option Limitation for an issue of Investor Notes for that calendar year.

IBRD will only make payments on the repurchase of Investor Notes pursuant to the exercise of the Survivor’s Option on a quarterly basis. Payments for any Investor Notes to be repurchased by IBRD pursuant to the exercise of the Survivor’s Option will be made by no later than the first January 15, April 15, July 15 or October 15 to occur at least 20 calendar days after the date the Investor Notes are accepted for repurchase.

Example. If a request for repurchase pursuant to the Survivor’s Option was accepted on September 1, IBRD would be required to repurchase the Investor Notes by no later than October 15; however, if the request for repurchase was accepted on October 1, IBRD would be required to repurchase the Investor Notes by no later than January 15 of the following year. If any date on which payment for Investor Notes is scheduled to be made is not a New York and London Business Day, payment will be made on the next succeeding New York and London Business Day, and no interest on such payment shall accrue for the period from such scheduled repayment date to the actual date of payment.

Any request by a Survivor Representative for the repurchase of Investor Notes pursuant to the Survivor’s Option may not be withdrawn once it is received; provided, however, that in the event a request by a Survivor Representative for the repurchase of Investor Notes is not accepted, such request may be withdrawn. Any notice denying a request for the repurchase of Investor Notes will be delivered by first-class mail to the Holder, and will set forth the grounds for denial.

Any request to repurchase Investor Notes from a Survivor Representative that is not accepted by IBRD in a calendar year because of the Annual Aggregate Survivor’s Option Limitation on an issue of Investor Notes will be deemed to be delivered by the Survivor Representative in the following calendar year, using the order in which such requests were originally received, unless the request for repurchase has been withdrawn by the Survivor Representative.

Types of Ownership

The death of a person owning Investor Notes in joint tenancy or tenancy by the entirety will be deemed the death of the beneficial owner of the Investor Notes, and the Survivor Representative may request that the entire nominal amount of the Investor Notes be subject to the exercise of the Survivor’s Option.

The death of a person owning Investor Notes by tenancy in common will be deemed the death of the beneficial owner only with respect to the deceased beneficial holder’s interest in the Investor Note so held by tenancy in common; provided, however, that if the Investor Notes are held by a husband and wife as tenants in common, then the death of either will be deemed the death of the beneficial owner of the Investor Notes causing the entire nominal amount of the Investor Notes to be eligible to the exercise of the Survivor’s Option.

The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interests of ownership of the Investor Notes will be deemed the death of the beneficial owner for purposes of the exercise of the Survivor’s Option, regardless of the listed name of the Holder of the Investor Notes, if the entitlement of the deceased person to the beneficial interests of ownership of the Investor Notes can be established to IBRD’s satisfaction (or that of the Global Agent).

Entitlement to substantially all of the beneficial interests of ownership generally will be deemed to exist in typical cases of nominee ownership, ownership under the Uniform Transfers to Minors Act or Uniform Gifts to Minors Act, community property or other joint ownership arrangements between a husband and wife and custodial and trust arrangements where one person has substantially all of the beneficial ownership interest in the Investor Notes during his or her lifetime.

Note. Certain common transfers of property and securities that individuals may undertake for estate planning or other financial planning purposes (e.g., transfers of Investor Notes to an irrevocable trust, limited partnership, or special purpose entity), may be deemed to be a transfer of substantially all of the beneficial interests of ownership of the Investor Notes, and will result in the death of the transferor not triggering the Survivor’s Option. Investors should consult with their financial or legal advisors or other estate planning professionals before making such a transfer of Investor Notes, because if IBRD determines that a transfer of substantially all of the beneficial interests of ownership of the Investor Notes has occurred, any requests for repurchase of the Investor Notes pursuant to the Survivor’s Option may be denied.

Exercise of the Survivor’s Option

Investor Notes are ordinarily represented by a Global Certificate in registered form, and the Holder of the Investor Notes will be DTC or its nominee. In the event a Survivor Representative desires to exercise the Survivor’s Option on behalf of a deceased beneficial holder, it will need to coordinate with DTC or its nominee to complete the exercise, as described below.

Subject to any applicable limitations, in order to validly exercise a Survivor’s Option with respect to Investor Notes represented by a Global Certificate, the Survivor Representative must tender to the broker or other financial institution through which the beneficial ownership interest in the Investor Notes is held (each, a “Financial Institution”):

●	a written instruction to the Financial Institution to complete and forward to DTC a Repayment Election Form, a form of which is included in Annex A hereto, notifying DTC of the Survivor Representative’s desire to have IBRD repurchase the Investor Notes pursuant to the exercise of the Survivor’s Option;

●	a completed Notice of Election, a form of which is included in Annex A hereto, signed by the Survivor Representative, with the signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (FINRA) or a commercial bank or trust company having an office or correspondent in the United States;

●	appropriate evidence (a) that the Survivor Representative has authority to act on behalf of the deceased beneficial owner, (b) that the death of such beneficial owner has occurred, (c) as to the date of death of the beneficial owner and (d) that the deceased was the beneficial owner of the Investor Notes at the time of death;

●	if applicable, a properly executed assignment or endorsement;

●	if the beneficial interest in the Investor Notes is held by a nominee of the deceased beneficial owner, a certificate from such nominee attesting to the deceased’s ownership of a beneficial interest in the Investor Notes;

●	tax waivers and any other instruments or documents that IBRD (or the Global Agent on its behalf) may reasonably require in order for IBRD to establish the validity of the beneficial ownership interest in the Investor Notes and the claimant’s entitlement to payment; and

●	any additional information that IBRD (or the Global Agent on its behalf) may reasonably require to evidence satisfaction of any conditions to the exercise of the Survivor’s Option or to document beneficial ownership interest in, or authority to make the election and to cause the repurchase of, the Investor Notes.

The applicable Financial Institution will deliver (or make available, as applicable) each of these items to IBRD (or the Global Agent on its behalf), together with evidence satisfactory to IBRD from that Financial Institution stating that it represents the deceased beneficial owner. Upon the satisfaction of these requirements, DTC or its nominee will have the right to exercise any Survivor’s Option for the Investor Notes.

The applicable Financial Institution will be responsible for disbursing payments received from the Global Agent to the Survivor Representative.

IBRD has attached as Annex A to this Supplement the forms to be used by a Survivor Representative and by a Survivor Representative’s Financial Institution to exercise the Survivor’s Option on behalf of a deceased beneficial owner of Investor Notes. In addition, one may obtain these forms from the Global Agent’s Agency & Trust division by emailing corporateaction.enquiry@citi.com.

Subject to the Annual Aggregate Survivor’s Option Limitation and the Individual Survivor’s Option Limitation, all questions as to the eligibility or validity of any exercise of the Survivor’s Option will be determined by IBRD. In making any such determinations, IBRD will rely on the agreements and representations made by a Survivor Representative’s Financial Institution in the applicable submitted repayment election form.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

United States Internal Revenue Service Circular 230 Disclosure: To ensure compliance with requirements imposed by the Internal Revenue Service (“IRS”), IBRD informs you that any U.S. tax advice contained in this communication (including any attachments) is not intended or written to be used, and cannot be used, for the purpose of (i) avoiding penalties under the Internal Revenue Code or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.

The following discussion summarizes certain U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of Investor Notes that IBRD may offer from time to time. This summary supplements the section “Tax Matters” in the accompanying Prospectus and is subject to the limitations and exceptions set forth therein.

You should consult with your own tax advisor concerning the consequences of investing in and holding the Investor Notes IBRD offers in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Tax Treatment of Certain Callable Step-Up Fixed Rate Investor Notes. This section summarizes certain U.S. federal income tax consequences of the purchase, beneficial ownership and disposition of certain callable Step-Up Fixed Rate Investor Notes (“CSUNs”) that IBRD may offer from time to time, and is limited to CSUNs that: (i) are part of an issue in which all the CSUNs are issued for their principal amount; (ii) have a term of more than one year and less than 30 years, (iii) provide for a full return of principal at maturity (plus any accrued but unpaid interest), (iv) pay a quarterly or semiannual coupon at a fixed rate for an initial period followed by a coupon on the same payment schedule at a higher fixed rate for a subsequent period (an “interest rate step up”), possibly followed by additional interest rate step ups; (v) are subject to an unconditional issuer call right immediately before each interest rate step up; and (vi) are not entitled to a Survivor’s Option.

Except to the extent that the rules governing short-term debt instruments apply as described below, the CSUNs should not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the CSUNs is scheduled to step-up over the term of the CSUNs because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. Therefore the CSUNs, during each interest rate period, should be treated for OID purposes as fixed-rate notes that will mature prior to any step-up in interest rate for the CSUNs. This assumption is made solely for U.S. federal income tax purposes of determining whether the CSUNs are issued with OID and is not an indication of IBRD’s intention to call or not to call the CSUNs at any time. If IBRD does not call the CSUNs prior to any increase in the interest rate then, solely for OID purposes, the CSUNs will be deemed to be reissued at their adjusted issue price on the date of such increase. This deemed issuance should not give rise to taxable gain or loss to holders. Therefore the CSUNs, except to the extent that the rules governing short-term debt instruments apply as described below, should never be treated as issued with OID.

Based on the discussion above, except to the extent that the rules governing short-term debt instruments apply as described below, the coupon on a CSUN will be taxable to a U.S. Holder (as defined in the Prospectus) as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes (regardless of whether IBRD calls the CSUNs).

If the period between any interest rate step-up and the final maturity date of the CSUNs is one year or less, the CSUNs, upon the deemed reissuance arising from such interest rate step up, may be treated as short-term debt for OID purposes (but not for purposes of determining the holding period of the CSUNs). Under the rules governing short-term debt instruments, the stated interest on the CSUNs would be treated as OID during such periods and you may be required to defer interest deductions that are allocable to your CSUNs. Holders should consult their tax advisers regarding the application of the short-term debt rules to their CSUNs.

Upon the disposition of a CSUN by sale, exchange, redemption (e.g., if IBRD exercises its right to call the CSUNs) or other disposition, a U.S. Holder will generally recognize taxable gain or loss equal to the difference, if any, between (i) the amount realized on the disposition (other than amounts attributable to accrued but unpaid interest, which would be treated as such, as described above) and (ii) the U.S. Holder’s adjusted tax basis in the CSUN. A U.S. Holder’s adjusted tax basis in a CSUN generally will equal the cost of the CSUN (net of accrued interest) to the U.S. Holder. Capital gain of individual taxpayers from the sale, exchange, redemption, retirement or other disposition of a CSUN held for more than one year may be eligible for reduced rates of taxation. The deductibility of a capital loss realized on the sale, exchange, redemption or other disposition of a CSUN is subject to significant limitations.

Information with Respect to Foreign Financial Assets. Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 (and in some circumstances, a higher threshold) may be required to file an information report with respect to such assets with their tax returns. “Specified foreign financial assets” may include financial accounts maintained by foreign financial institutions (which may include the Investor Notes), as well as the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-United States persons, (ii) financial instruments and contracts that have non-United States issuers or counterparties, and (iii) interests in foreign entities. Holders should consult their tax advisors regarding the application of this reporting obligation to their ownership of the Investor Notes.

Medicare Tax. A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, is subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals is between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally includes its gross interest income and its net gains from the disposition of Investor Notes, unless such interest payments or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. Holder that is an individual, estate or trust, you are urged to consult your tax advisors regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Investor Notes.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Investor Notes will be used as described under “Use of Proceeds” in the Prospectus and to hedge market risks of IBRD associated with its obligation to make interest payments on the Investor Notes. To hedge such market risks, IBRD may enter into hedging transactions with respect to its obligations under the Investor Notes. One or more of IBRD’s hedging counterparties, including Incapital LLC or its affiliates, may hedge their exposure to IBRD under such hedging transactions by entering into long-term or short-term interest rate swaps, futures or option transactions, and may adjust these hedges from time to time.

The price to the public of the Investor Notes includes underwriting discounts and commissions as indicated in the applicable Final Terms, and may include structuring and development costs. The price to the public of the Investor Notes also includes the estimated cost of hedging IBRD’s obligations under the Investor Notes. IBRD’s cost of hedging will include the projected profit that its hedging counterparty expects to realize in consideration for assuming the risks inherent in hedging IBRD’s obligations under the Investor Notes. Because hedging IBRD’s obligations entails risk and may be influenced by market forces beyond the control of IBRD or its counterparty, such hedging may result in a profit that is more or less than expected, or could result in a loss.

IBRD has no obligations to engage in any manner of hedging activity and will do so solely at its discretion and for its own account. No investor in the Investor Notes will have any rights or interest in IBRD’s hedging activity or any positions it or any unaffiliated counterparty may take in connection with IBRD’s hedging activity.

The hedging activity discussed above and the underwriting discount and commission and structuring and development costs may adversely affect the market value of the Investor Notes from time to time. See “Risk Factors — Certain built-in costs are likely to adversely affect the value of the Investor Notes prior to maturity” beginning on page S-5 for a discussion of these adverse effects.

PLAN OF DISTRIBUTION

The Investor Notes are being purchased by Incapital LLC as principal, pursuant to a master terms agreement dated as of October 16, 2015 between Incapital LLC and IBRD at their nominal amount, less applicable commissions and concessions (if any), specified in the applicable Final Terms of the Investor Notes. Incapital LLC has agreed to pay the fees and expenses of its legal counsel. Incapital LLC will commit to take and pay for all of the Investor Notes, if any are taken and paid for.

Certain broker-dealers and/or securities firms may enter into selling group agreements with Incapital LLC pursuant to which they agree to market and sell the Investor Notes in accordance with the terms of these agreements and all other applicable laws and regulations.

Delivery of the Investor Notes are expected to be made against payment for the Investor Notes more than three New York Business Days following the Trade Date for the Investor Notes (that is, the Investor Notes may have a settlement cycle that is longer than “T+3”). For considerations relating to an offering of Investor Notes with a settlement cycle longer than T+3, see “Clearance and Settlement – Clearance and Settlement Procedures-Secondary Market Transfers – Pre-issue Trades Settlement” beginning on page 47 of the Prospectus.

From time to time, Incapital LLC and its affiliates have, and in the future may, engage in transactions with and perform services for IBRD for which it has been, and may be, paid customary fees. In particular, Incapital LLC or its affiliate may be IBRD’s swap counterparty for a hedge of IBRD’s obligations under any of the Investor Notes and receive compensation pursuant to such hedge.

ANNEX A - Election Forms

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

INVESTOR NOTES

FORM OF NOTICE OF ELECTION TO EXERCISE SURVIVOR’S OPTION

(TO BE COMPLETED BY SURVIVOR REPRESENTATIVE)

CUSIP No.:	Put Reference No.:

[ ]	By checking this box, the undersigned represents that: (1) it is the authorized representative of the deceased beneficial owner identified below; (2) (a) the deceased was the beneficial owner of the nominal amount of Notes listed below at the date of his or her death for at least six months and such Notes have been issued for at least twelve months, (b) the death of the beneficial owner listed below has occurred and (c) the undersigned representative has authority to act on behalf of the deceased beneficial owner; and (3) subject to the aggregate limitation on the amount of Notes that may be tendered in any calendar year, it hereby elects to tender the nominal amount of Notes set forth below for repayment by International Bank for Reconstruction and Development for a price equal to 100% (or such lesser amount as may be accepted for repayment) of the nominal amount of the beneficial interest of the deceased owner plus accrued interest to the date of repayment.

The deceased beneficial owner held the nominal amount of Notes to be tendered as (check one):

a sole beneficial owner, a joint tenant or a tenant by the entirety with another or others, a tenant in common with a spouse or an individual entitled to substantially all of the beneficial interest.

a tenant in common with another (other than a spouse). If applicable please provide the amount of interest held by the deceased beneficial owner. $

Full name of deceased beneficial owner (please attach death certificate):

If applicable, full name of the nominee of the deceased beneficial owner (please attach a certificate attesting to the deceased’s beneficial ownership interest in the securities):

Nominal amount of Notes being tendered for repayment (amount must exceed $1,000):

$

International Bank for Reconstruction and Development may, in its sole discretion, limit the aggregate nominal amount of Notes that may be tendered pursuant to the Survivor’s Option by any single beneficial owner in any calendar year to $250,000 or such greater amount as it may determine. Additional limitations with respect to aggregate exercises by all holders and terms of acceptance are also applicable and are more fully described in the terms of the Notes. Citibank, N.A., as Global Agent for the Notes on behalf of International Bank for Reconstruction and Development, has the right to reject tenders of Notes if a properly executed election is not submitted or if it fails to receive any tax or additional information that is required to document adherence to any conditions precedent, ownership or authority to make the election.

FORM OF NOTICE OF ELECTION TO EXERCISE SURVIVOR’S OPTION

CUSIP No.:	Put Reference No.:

(TO BE COMPLETED BY SURVIVOR REPRESENTATIVE)

THIS NOTICE OF ELECTION MAY NOT BE WITHDRAWN AND

NOTES SUBJECT TO THIS NOTICE OF ELECTION MAY

NOT BE TRANSFERRED PRIOR TO THE DATE OF REPAYMENT

PLEASE SIGN HERE

(Must be signed by authorized representative(s) of deceased holder. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary capacity, please set forth full title.)

Signature(s) of Authorized Representative(s):

Dated:                                   , 20

Name(s):
(Please Print)

Capacity (full title):

Address:
(Include Zip Code)

Area Code(s) and Telephone Number(s):

GUARANTEE OF SIGNATURE(S)

(Must be signed by an eligible guarantor.)

Name of Firm:

Authorized Signature:

Name:
(Please Print)

Title:

Address:
(Include Zip Code)

Area Code(s) and Telephone Number(s):

Dated:                                 , 20

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INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

INVESTOR NOTES

REPAYMENT ELECTION FORM

(TO BE COMPLETED BY FINANCIAL INSTITUTION

ON BEHALF OF SURVIVOR REPRESENTATIVE)

CUSIP No.:	Put Reference No.:

To: International Bank for Reconstruction and Development

c/o Citibank, N.A., as Global Agent

The undersigned financial institution (the “Financial Institution”) represents the following:

●	The Financial Institution has received a written request for repayment from the executor or other survivor representative (the “Survivor Representative”) of the deceased beneficial owner listed below (the “Deceased Beneficial Owner”) of International Bank for Reconstruction and Development (“IBRD”) Investor Notes (CUSIP No. ) (the “Notes”).

●	The Survivor Representative has the authority to act on behalf of the Deceased Beneficial Owner.

●	At the date of his or her death, the Deceased Beneficial Owner owned Notes in the nominal amount listed below for at least six months, and the Financial Institution currently holds such Notes as a direct or indirect participant in The Depository Trust Company.

The Financial Institution agrees to the following terms:

●	The Financial Institution shall follow the instructions (the “Instructions”) accompanying this Repayment Election Form (the “Form”).

●	The Financial Institution shall make all records specified in the Instructions supporting the above representations available to IBRD for inspection and review within five New York Business Days of IBRD’s request.

●	If the Financial Institution or IBRD, in either’s reasonable discretion, deems any of the records specified in the Instructions supporting the above representations unsatisfactory to substantiate a claim for repayment, the Financial Institution shall not be obligated to submit this Form, and IBRD may deny repayment. If the Financial Institution cannot substantiate a claim for repayment, it shall notify IBRD immediately. IBRD may deem the absence of such a notification from the Financial Institution to IBRD as a representation by the Financial Institution that the Financial Institution can substantiate such claim for repayment.

●	Other than as described in the Investor Notes Prospectus Supplement in the limited situation involving tenders of Investor Notes that are not accepted during one calendar year as a result of the “Annual Aggregate Survivor’s Option Limitation,” repayment elections may not be withdrawn.

●	The Financial Institution shall indemnify and hold harmless IBRD (and its Global Agent indicated in paragraph 14 of the Instructions to this Form) against and from any and all claims, liabilities, costs, losses, expenses, suits and damages resulting from the Financial Institution’s above representations, agreements, and request for repayment on behalf of the Survivor Representative.

REPAYMENT ELECTION FORM

CUSIP No.:                                                           Put Reference No.:

(TO BE COMPLETED BY FINANCIAL INSTITUTION

ON BEHALF OF SURVIVOR REPRESENTATIVE)

(1)
Name of Deceased Beneficial Owner

(2)
Date of Death

(3)
Name of Survivor Representative Requesting Repayment

(4)
Name of Financial Institution Requesting Repayment

(5)
Signature of Authorized Signatory of Financial Institution Requesting Repayment

(6)
Nominal Amount of Requested Repayment

(7)
Date of Election

(8)
Date Requested for Repayment

(9)	Financial Institution’s Authorized Signatory:
Name:
Title:
Phone Number:
Mailing Address (no P.O. Boxes):
E-mail Address:

(10)	Citibank, N.A.’s Delivery Versus Payment Instructions[1]:
Citibank, N.A., DTC Participant Account No.
Wire instructions for payment:
Bank Name:
ABA Number:
Account Name:
Account Number:
Reference (optional):

[1]	Delivery of the Notes subject to repayment must be made on the repayment date and not prior to the repayment date. Delivery should be made in accordance with Citibank, N.A.’s Delivery Versus Payment Instructions as provided on line (10) above. If the repayment date is not an Interest Payment Date, the repayment amount will include accrued interest.

2

REPAYMENT ELECTION FORM

CUSIP No.:                                                           Put Reference No.:

(TO BE COMPLETED BY FINANCIAL INSTITUTION

ON BEHALF OF SURVIVOR REPRESENTATIVE)

TO BE COMPLETED BY INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT:

(A) Election Number[2]:

(B) Delivery and Payment Date:

(C) Nominal Amount:

(D) Accrued Interest:

(E) Date of Receipt of Form by International Bank for Reconstruction and Development:

(F) Date of Acknowledgment by International Bank for Reconstruction and Development:

[2]	To be assigned by IBRD upon receipt of this Form. An acknowledgement, in the form of a copy of this document with the assigned Election Number, will be returned to the party and location designated on line (9) above.

3

INSTRUCTIONS FOR COMPLETING REPAYMENT ELECTION FORM

Capitalized terms used and not defined herein have the meanings defined in the accompanying Repayment Election Form.

1.	Collect and retain for a period of at least three years the following: (1) satisfactory evidence of the authority of the Survivor Representative to act on behalf of the Deceased Beneficial Owner, (2) satisfactory evidence of death of the Deceased Beneficial Owner, (3) satisfactory evidence that the Deceased Beneficial Owner beneficially owned, at the date of his or her death, the Notes being submitted for repayment for a continuous period of at least six months, (4) if the beneficial interest in the related Note is held by a nominee of the Deceased Beneficial Owner, a certificate from the nominee attesting to the Deceased Beneficial Owner’s ownership of a beneficial interest in such Notes, (5) a written request for repayment signed by the Survivor Representative, with signature guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc. (FINRA) or a commercial bank or trust company having an office or correspondent in the United States, (6) if applicable, a properly executed assignment or endorsement, (7) any necessary tax waivers and any other instruments or documents reasonably required in order to establish the validity of the ownership of the beneficial interest in the related Note and the Survivor Representative’s entitlement to payment, and (8) any additional information reasonably required to document ownership or the authority to exercise the demand for repayment and to cause the repayment of the related Note. For purposes of determining whether IBRD will deem Notes beneficially owned by an individual at the time of death, the following rules shall apply:

●	Notes beneficially owned by tenants by the entirety or joint tenants will be regarded as being beneficially owned by a single owner. The death of a tenant by the entirety or joint tenant will be deemed the death of the beneficial owner, and the entire nominal amount of the Notes beneficially owned will become eligible for repayment. The death of a person beneficially owning a Note by tenancy in common will be deemed the death of an owner of a Note only with respect to the deceased owner’s interest in the Note so held by tenancy in common, unless a husband and wife are the tenants in common, in which case the death of either will be deemed the death of the owner of the Note, and the entire nominal amount of the Note so held will be eligible for repayment.

●	Notes beneficially owned by a trust may be regarded as beneficially owned by each beneficiary of the trust to the extent of that beneficiary’s interest in the trust (however, a trust’s beneficiaries collectively cannot be beneficial owners of more Notes than are owned by the trust). The death of a beneficiary of a trust may be deemed the death of the beneficial owner of the Notes beneficially owned by the trust only to the extent of that beneficiary’s interest in the trust. The death of an individual who was a tenant by the entirety or joint tenant in a tenancy which is the beneficiary of a trust may be deemed the death of the beneficiary of the trust. The death of an individual who was a tenant in common in a tenancy which is the beneficiary of a trust may be deemed the death of the beneficiary of the trust only with respect to the deceased owner’s beneficial interest in the Note, unless a husband and wife are the tenants in common, in which case the death of either will be deemed the death of the beneficiary of the trust.

●	The death of a person who, during his or her lifetime, was entitled to substantially all of the beneficial interest in a Note will be deemed the death of the beneficial owner of that Note, regardless of the registration of ownership, if such beneficial interest can be satisfactorily established. Such beneficial interest will exist in many cases of street name or nominee ownership, ownership by a trustee or a custodian, ownership under the Uniform Gift to Minors Act and community property or other joint ownership arrangements between spouses. Beneficial interest will be evidenced by such factors as the power to sell or otherwise dispose of a Note, the right to receive the proceeds of sale or disposition and the right to receive interest and principal payments on a Note.

4

2.	Provide the CUSIP Number for the Notes to be repaid and the Put Reference Number relating to the particular put (such Put Reference Number having been obtained from DTC) at the top of each page of the Repayment Election Form.

3.	Indicate the name of the Deceased Beneficial Owner on line (1).

4.	Indicate the date of death of the Deceased Beneficial Owner on line (2).

5.	Indicate the name of the Survivor Representative requesting repayment on line (3).

6.	Indicate the name of the Financial Institution requesting repayment on line (4).

7.	Affix the authorized signature of the Financial Institution’s representative on line (5). THE SIGNATURE MUST BE MEDALLION SIGNATURE GUARANTEED.

8.	Indicate the nominal amount of Notes to be repaid on line (6).

9.	Indicate the date this Form was completed on line (7).

10.	Indicate the date of requested repayment on line (8). The date of requested repayment may not be earlier than the first January 15, April 15, July 15 or October 15 to occur at least 20 calendar days after the date of IBRD’s acceptance of the Notes for repayment, unless such date is not a New York and London Business Day, in which case the date of requested payment may be no earlier than the next succeeding New York and London Business Day.

11.	Indicate the name, mailing address (no P.O. boxes, please), e-mail address and telephone number of the party to whom the acknowledgment of this election may be sent on line (9).

12.	Indicate the wire instructions for payment on line (10).

13.	Leave lines (A), (B), (C), (D), (E) and (F) blank.

14.	Mail or otherwise deliver an original copy of the completed Form to IBRD’s Global Agent as follows:

Citibank, N.A.

Attn: Agency & Trust – Corporate Actions

1 North Wall Quay

1st Floor

Dublin 2

Ireland

FACSIMILE AND E-MAIL TRANSMISSIONS OF THE REPAYMENT ELECTION FORM WILL NOT BE ACCEPTED.

15.	If the acknowledgement of IBRD’s receipt of this Form, including the assigned Election Number, is not received within 15 New York Business Days of the date such information is sent to the Global Agent, contact International Bank for Reconstruction and Development at capitalmarketops@worldbank.org or the Global Agent on its behalf at corporateaction.enquiry@citi.com.

For assistance with the Form or any questions relating thereto, please contact IBRD at capitalmarketops@worldbank.org or the Global Agent on its behalf at corporateaction.enquiry@citi.com.

5

INTERNATIONAL BANK FOR

RECONSTRUCTION AND DEVELOPMENT

INVESTOR NOTES

Incapital LLC